Exhibit 99.2

[ CLASSIFICAÇÃO: PÚBLICA ] 1 1Q24 Earnings Presentation

[ CLASSIFICAÇÃO: PÚBLICA ] 2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

[ CLASSIFICAÇÃO: PÚBLICA ] 3 Index 1Q24 Financials and Main KPIs 02 Final Remarks 03 01 Key Highlights Q&A 04 Appendix 05

[ CLASSIFICAÇÃO: PÚBLICA ] 1 Key Highlights

1Q24 Highlights

XP Inc.

Continuous Revenue Growth with Expenses Under Control

Client Assets	R$ 1,141 Bn +20% YoY	Gross Revenue	R$ 4.3 Bn +28% YoY	Net Income	R$ 1.0 Bn +29% YoY
SG&A[1]	R$ 1.4 Bn +35% YoY	Efficiency Ratio[2]	36.5 % -384 bps YoY	EBT Margin	26.9 % +81 bps YoY
Diluted EPS	R$ 1.85 +25% YoY	ROTE	25.4 % +491 bps YoY		

Notes: 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and others.; 2 – Calculated as LTM SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by LTM Net Revenue;

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Strategy Tracker

Highlights

Retail Investments
Absolute Leadership in Core Business

- ✓ New Private Banking CEO
- ✓ Six years in a Row Best Advisory Platform (Folha)
- ✓ **Enhancement of our Financial Planning Platform**

Retail Cross-Sell
Grow with Our Clients' Needs

- ✓ Top 2 ranking *Estadão Melhores Serviços* 2024
- ✓ New Verticals[1] Already Represent **13%** of Gross Revenue

Corporate & SMB
Premier Service with Unique Value

- ✓ Better Solutions by Leveraging on Our Synergetic Ecosystem
- ✓ Go-to Provider for Corporates & SMBs
- ✓ Corporate & SMB Already Represent **5%** of Gross Revenue

Quality

- ✓ Over 2.5k Active Advisors in Two Weeks
- ✓ Centralized CIO
- ✓ Revised Risk Profiles Allocation Across Different Segments
- ✓ Open Investment As a Catalyst

openfinance

Notes: 1 – This number includes Retirement Plans, Cards, Insurance, Credit, SMB & Corporate ex-investments, FX, digital account, and global investments, as presented in our Investor Day.

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[ CLASSIFICAÇÃO: PÚBLICA ] 7 Opened Platform With More Than a 1,000 Possibilities Largest and Best Trained Sales Force, almost 18,000 Advisors Anticipation of Client Needs and Better Pricing Clients can Easily Share Data with Open Investments Regulation Complete View of the Client Portfolio in and out XP Better Service and Diverse Investment and Credit Options at Competitive Rates and Lower Costs Increases Likelihood of Client’s Consent Improves the Financial Planning Service Open Investments Financial Planning Financial Planning & Open Investments

[ CLASSIFICAÇÃO: PÚBLICA ] 2 1Q24 Financials

[ CLASSIFICAÇÃO: PÚBLICA ] 9 954 1,122 1,141 16 12 13 16 19 15 0 5 10 15 20 25 30 35 40 650 700 750 800 850 900 950 1,000 1,050 1,100 1,150 1Q23 4Q23 1Q24 Core Operating KPIs Notes: 1 - includes (1) IFAs, as previously, (2) XP employees who offer advisory services, (3) Registered Investment Advisors an d (4) Product Specialists. Client Assets R$ Billion Total Advisors 1 (‘000s) +20% YoY Growth 3,966 4,531 4,587 3,200 3,300 3,400 3,500 3,600 3,700 3,800 3,900 4,000 4,100 4,200 4,300 4,400 4,500 4,600 1Q23 4Q23 1Q24 13.1 14.3 14.6 2.2 2.9 3.1 0 2 4 6 8 10 12 14 16 18 1Q23 4Q23 1Q24 15.2 17.2 17.7 Active Clients (‘000s) +16% YoY Growth +16% YoY Growth IFAs Other Advisors Client Assets Net Inflow Retail Net Inflow

[ CLASSIFICAÇÃO: PÚBLICA ] 10 77% 10% 8% 5% 1Q23 73% 10% 12% 5% 4Q23 73% 8% 12% 6% 1Q24 100% 100% 100% Gross Revenue +28% YoY Growth in Gross Revenue Corporate & Issuer Services as a Highlight in YoY Gross Revenue Breakdown % Gross Revenue Breakdown R$ Million Retail Institutional Corporate & Issuer Services Other 2,569 3,152 3,131 332 413 354 266 508 509 236 276 158 1Q23 4Q23 1Q24 3,326 4,309 4,270

[ CLASSIFICAÇÃO: PÚBLICA ] 11 Retail Revenue Breakdown – New Verticals¹ R$ Million Retail Revenue – New Verticals¹ New Verticals¹ Growth of 35% YoY Notes: 1 – This number is consistent with our previous disclosure of New Verticals within Retail. It includes Retirement Plans, Cards, Insurance and Credit. Does not include SMB & Corporate ex - investments, FX, digital account, and global investments, as pr esented in our Investor Day. 87 94 95 204 306 297 41 46 55 32 46 45 1Q23 4Q23 1Q24 364 491 493 +35% Retirement Plans Cards Credit Insurance

[ CLASSIFICAÇÃO: PÚBLICA ] 12 Corporate & Issuer Services Breakdown R$ Million ▪ Corporate Posting Continuous Growth ▪ Strong DCM Activity Institutional and Corporate & Issuer Services Revenue ▪ Lower Market Volumes Sequentially 332 413 354 150 200 250 300 350 400 450 1Q23 4Q23 1Q24 +7% Institutional R$ Million 167 177 228 99 330 280 1Q23 4Q23 1Q24 266 508 509 +91% Corporate Issuer Services

[ CLASSIFICAÇÃO: PÚBLICA ] 13 Efficiency and Compensation Ratios 1 LTM % Sales, General & Administrative Expenses (SG&A)¹ and Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 2 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue;. 760 1,022 1,027 285 532 390 1Q23 4Q23 1Q24 1,045 1,553 1,416 +36% People Non - people Efficient Expenses Management SG&A¹ R$ Million 28.9% 29.8% 28.5% 25.1% 25.2% 40.1% 41.5% 40.4% 36.3% 36.5% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Efficiency Ratio Close to Lowest Level Since IPO

[ CLASSIFICAÇÃO: PÚBLICA ] 14 Earning Before Taxes (EBT) 1Q23 4Q23 1Q24 26.0% 24.6% 26.9% +81 bps 816 995 1,088 1Q23 4Q23 1Q24 +33% EBT Margin % EBT R$ million Ability to expand EBT Margin in a Challenging Scenario, Highlighting Business Resilience…

[ CLASSIFICAÇÃO: PÚBLICA ] 15 796 1,040 1,030 1Q23 4Q23 1Q24 +29% Net Margin % Net Income R$ million 1Q23 4Q23 1Q24 25.4% 25.7% 25.4% +1 bps …Flattish Net Margin YoY and Slightly Lower QoQ Due to Higher Effective Tax Rate Net Income

[ CLASSIFICAÇÃO: PÚBLICA ] 16 Notes: 1 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill; 2 – Annualized Retur n on Average Equity. Annualized ROTE¹ and ROAE² % 20.5% 25.6% 25.4% 18.7% 21.1% 20.7% 1Q23 4Q23 1Q24 ROTE ROAE Return on Tangible Equity We Believe ROTE¹ Is A More Accurate Reflection Of Our Core Operations

[ CLASSIFICAÇÃO: PÚBLICA ] 3 Final Remarks

[ CLASSIFICAÇÃO: PÚBLICA ] 18 Strong Quarter x Best EBT for a 1 st Quarter 1 2 x Under Control, Healthy Efficiency Ratios Expenses 3 x Financial Planning at Scale Quality Final Remarks

[ CLASSIFICAÇÃO: PÚBLICA ] 4 Q&A

[ CLASSIFICAÇÃO: PÚBLICA ] 5 Appendix

[ CLASSIFICAÇÃO: PÚBLICA ] 21 Total Loan Portfolio¹ Note: 1 – Gross of Expected Credit Losses. Total Unsecured Secured R$ billion 22.5 1.8 20.7 Loans 7.4 2.5 4.9 Credit Card 15.6 13.1 2.5 Corporate Securities 45.5 17.4 28.1 Credit Portfolio Main Activities • Investment Banking • Fixed Income Distribution • Corporate Credit

[ CLASSIFICAÇÃO: PÚBLICA ] 22 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically [B] Retirement Plans ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities [C] Float ▪ Uninvested cash from clients allocated in sovereign bonds Key factors inflating our balance sheet Simplified Balance Sheet (in R $ mn ) Assets [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 278,922 58,654 16,395 203,872 Securities - Fair Value through P&L 112,185 58,654 - 53,531 Securities - Repos 30,291 - - 30,291 Securities - Fair Value through OCI 40,310 - 13,883 26,428 Securities - Trading & Intermediation 2,512 - 2,512 - Other Financial Instruments 37,161 - - 37,161 Other Assets 56,462 - - 56,462 Liabilities + Equity [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 278,922 58,654 16,395 203,872 Securities - Repos 49,054 - - 49,054 Other Finan. Liab. 47,134 - - 47,134 Pension Funds 58,654 58,654 - - Securities - Trading & Intermediation 16,395 - 16,395 - Other Liabilities & Equity 107,684 - - 107,684

[ CLASSIFICAÇÃO: PÚBLICA ] 23 (in R $ mn ) 4Q23 1Q24 231,903 261,880 Financial Assets 177,934 189,656 Securities & Derivatives 28,552 29,542 Loans 14,889 30,291 Repos 10,528 12,391 Other (198,386) (227,665) ( - ) Financial Liabilities (56,409) (58,654) ( - ) Retirement Plans Liabilities (54,529) (57,107) ( - ) Market Funding Operations (33,341) (49,054) ( - ) Repos (45,208) (51,917) ( - ) Securities & Derivatives (8,899) (10,932) ( - ) Other (14,011) (13,883) ( - ) Float 19,506 20,332 (=) Adjusted Gross Financial Assets 4Q23 1Q24 19,506 20,332 (=) Adjusted Gross Financial Assets (9,575) (10,960) ( - ) Gross Debt (3,322) (3,436) ( - ) Bonds (2,212) (2,280) ( - ) Debentures (2,199) (2,267) ( - ) Borrowings (1,842) (2,976) ( - ) Structured financing 9,931 9,372 (=) Net Asset Value Net Asset Value 23 Adj. Gross Financial Assets NAV = Gross Debt -

[ CLASSIFICAÇÃO: PÚBLICA ] 24 Investor Relations ir@xpi.com.br https://investors.xpinc.com/